Exhibit 99.1

ICON Acquires Firecrest Clinical

Acquisition Enables ICON to Enhance Investigator Site Performance & Quality

DUBLIN--(BUSINESS WIRE)--July 14, 2011--ICON plc, (NASDAQ: ICLR; ISIN:IE0005711209), a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries, today announced the acquisition of Firecrest Clinical, a market-leading provider of technology solutions that boost investigator site performance and study management.

Founded in 2001 and headquartered in Limerick, Ireland, Firecrest Clinical provides a comprehensive site performance management system that has been used by 9 of the world’s top-10 pharma companies to improve compliance, consistency and execution of activities at investigative sites. The web-based solution enables accurate study information, including protocol information, training manuals and case report forms, to be rolled out quickly and simultaneously to sites. Site behaviour can then be tracked to ensure training is understood, procedures are being followed, timelines are met and study parameters are maintained.

“Delivering consistent, real-time information to sites and a clear path to follow in the conduct of trials not only boosts the quality of trials, it also drives efficiencies and improves study timelines,” commented Peter Gray, CEO at ICON plc. “We have worked with Firecrest on a number of trials and have seen first hand how their technology improves quality through enhanced protocol compliance and drives efficiencies by reducing data queries and errors at sites. Our combined commitment to quality and our shared vision for using innovative technology to deliver more efficient and effective development programs make the companies a good fit.”

“We are delighted to be joining ICON at a time when technology is driving transformation within the pharmaceutical and clinical trials industry,” commented Gary Hughes, Firecrest CEO and Co-Founder. “Leveraging ICON’s global presence and deep client relationships will enable us to continue to grow and develop new and innovative technology solutions. We also see real synergies between both companies in terms of technology vision and look forward to combining the expertise from both companies to drive innovation.”

About ICON plc
ICON plc is a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries. The Company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. ICON currently has around 7,800 employees, operating from 77 locations in 39 countries.

Further information is available at www.iconplc.com

About Firecrest
Firecrest definitively improves clinical site performance through e-clinical technology solutions that provide investigator training and study management tools. Reducing trial costs and protocol deviation, Firecrest is proven to enhance compliance, consistency, and the quality of execution for all study-related procedures and activities. Firecrest works to increase patient recruitment by 10-12 percent and produces much cleaner data with a 40-50 percent reduction in data queries.

Further information is available at www.firecrestclinical.com

DISCLOSURE NOTICE: The information contained in this release is as of July 14, 2011. ICON assumes no obligation to update forward-looking statements contained in this release. A description of risks and uncertainties relating to ICON and its business can be found in ICON’s Annual Report and Form 20-F for the fiscal year ended December 31, 2010 and in its Reports of Foreign Issuer on Form 6-K filed with the US Securities and Exchange Commission.

ICON/ICLR-F

CONTACT:
ICON plc
Sam Farthing
VP Investor Relations
+ 353-1-291-2000
or
Weber Shandwick
Rosie Allan
+44 (0)20 7067 0190